UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Clee Wellness LLC dba Provenance Meals

Legal status of issuer

      Form
      LLC

      Jurisdiction of Incorporation/Organization
      New York

      Date of organization
      05/01/2013

Physical address of issuer
1813 9th Street, Santa Monica, CA 90404

Website of issuer
http://www.provenancemeals.com

Name of intermediary through which the offering will be conducted
OpenDeal Portal LLC dba "Republic"

Current number of employees
0

	Most recent fiscal year-end (2022)	Prior fiscal year-end (2021)
Total Assets	$238,853	$361,928
Cash & Cash Equivalents	$239,698	$293,816
Accounts Receivable	$1,161.88	$1,394
Short-term Debt	$155,113	$65,359
Long-term Debt	$521,561	$536,187
Revenues/Sales	$1,424,439	$1,245,213
Cost of Goods Sold	564,905	$582,214
Taxes Paid	$0	$0
Net Income	$-90,985	$-260,018



April 20, 2023

FORMC-AR

Clee Wellness LLC dba Provenance Meals

This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Clee Wellness LLC dba Provenance Meals, a New York Limited Liability Company (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.pearachutekids.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 20, 2023

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan, " "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise; except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operation, and prospects may have changed since that date. Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR.

Clee Wellness LLC is a **New York limited liability company**, incorporated/formed on **05/01/2013** doing business as Provenance Meals.

The Company is located at **1813 9th Street, Santa Monica, CA 90404.**

The Company's website is **http://www.provenancemeals.com**.

The Company conducts business in **New York.**

The information available on or through our website is not a part of this Form C-AR.

The Business

Provenance Meals is a better-for-you prepared meal delivery service designed to help busy professionals look and feel their best through the power of food for wellness. Our fresh and fully cooked organic meals are made with real food-nutrient dense, whole food ingredients, with no gluten, dairy, refined sugar, pesticides, unhealthy oils, or other inflammatory ingredients. It's just real food – prepared by nutrition experts and health supportive chefs, ready to eat, and delivered to the customer's door. Provenance Meals earns revenues from direct-to-consumer sales via its website, as well as business-to-business sales.

RISK FACTORS

Risks Related to the Company's Business and Industry

The Company is still in an early phase, just beginning to implement its business plan with no assurance that it will ever operate profitably. The likelihood of its success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by companies in their early stages of development. Labor costs are continually increasing, particularly because of New York City (NYC) and New York State (NYS) labor and employment regulations. Moreover, food costs are on the rise, particularly for fresh, high quality foods. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If it is not able to raise sufficient capital in the future, it may not be able to execute its business plan, its continued operations will be in jeopardy and the Company may be forced to cease operations and sell or otherwise transfer all or substantially all of its remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on certain key personnel in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and it's financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

The product/services we sell are advanced, and we need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product/services offerings to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new technology. This requires a high level of innovation by both our software developers and the suppliers of the third-party software components included in our systems. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to market demands, develop leading technologies and maintain leadership in analytic data solutions performance and scalability, or our business operations may be adversely affected. We must also anticipate and respond to customer demands regarding the compatibility of our current and prior offerings. These demands could hinder the pace of introducing and implementing new technology. Our future results may be affected if our products cannot effectively interface and perform well with software products of other companies and with our customers' existing IT infrastructures, or if we are unsuccessful in our efforts to enter into agreements allowing integration of third-party technology with our database and software platforms. Our efforts to develop the interoperability of our products may require significant investments of capital and employee resources. In addition, many of our principal products are used with products offered by third parties and, in the future, some vendors of non-Company products may become less willing to provide us with access to their products, technical information and marketing and sales support. As a result of these and other factors, our ability to introduce new or improved solutions could be adversely impacted and our business would be negatively affected.

Changes in government regulation could adversely impact our business.

The Company is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. The FCC and/or Congress may attempt to change the classification of or change the way that our online content platforms are regulated and/or change the framework under which Internet service providers are provided Safe Harbor for claims of copyright infringement, introduce changes to how digital advertising is regulated and consumer information is handled, changing rights and obligations of our competitors. We expect that court actions and regulatory proceedings will continue to refine our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

BUSINESS

Description of the Business

Provenance Meals is a better-for-you prepared meal delivery service designed to help busy professionals look and feel their best through the power of food for wellness. Our fresh and fully cooked organic meals are made with real food- nutrient dense, whole food ingredients, with no gluten, dairy, refined sugar, pesticides, unhealthy oils, or other inflammatory ingredients. It's just real food – prepared by nutrition experts and health supportive chefs, ready to eat, and delivered to the customer's door. Provenance Meals earns revenues from direct-to-consumer sales via its website, as well as business-to-business sales.

The Company's Products and/or Services

Product / Service	Description	Current Market
Weekly Meal Delivery	Clients order a la carte from our menu based on their schedule and needs. They can select any combination of breakfast, lunch, dinner or snacks for delivery up to two times per week.	Direct-to-Consumer market; Boomers; Gen X and Millennials.
The Reset Kit	A 6-day set program with superfood shakes, herbal tea, hydrating beverages, and optional prepared meal delivery designed by our nutrition experts to kickstart weight loss and hit the "reset" button.	Direct-to-Consumer market; Boomers, Gen X, & Millennials
Corporate Wellness Program	Customized wellness programs to improve the health, happiness, and productivity of corporate employees.	B2B

Competition

Provenance Meals' direct competitors include other prepared food delivery companies. At this time, these companies use lower-quality products, focusing on a less niche, high-income market. A key risk in our market is that more companies in this space will continue to grow given low barriers to entry. We are mitigating this risk by continuing to grow into our core market group and growing into the same client group in new cities before our competitors gain access to this group. Our main competitors are Sakara, Epicured, Urban Remedy, Kettlebell Kitchen, Freshly, and Fresh 'n' Lean.

Customer Base

We sell our products via our website, direct to consumers. Our market is made up of busy professionals across the country who understand the importance of eating well but do not have the time to cook. Our target customer is female, ages 25-55, with a high household income. She cares about eating healthy and understands that how she eats on a daily basis is crucial to her overall health and well-being. She is motivated to avoid processed foods and eat clean so that she can look and feel her best, but is often too busy or tired to make her own healthy meals at home. Our healthy prepared meals are also ideal for anyone managing illness, and people at transitional moments of life when they need additional support with food *(e.g.* wedding, pregnancy, birth).

Supply Chain
We source our ingredients via regional food distributors, including several local farmer cooperatives in the Hudson Valley area of New York and in Lancaster, PA.

Intellectual Property

The Company is in the process of trademarking the company name and logo.

Patents and Provisional Patent Applications

Application/ PUB/ Patent #	Type	Title	File Date	Country/Organization
NONE				

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Grant Date	Country
88396899	IC 29, 30 and 35	Provenance	4/22/19	Pending	USA
88395860	IC 29, 30 and 35	Provenance (logo)	4/22/19	Pending	USA

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation
None.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Caroll Lee	CEO, Manager	Manage and direct all aspects of business, including operations, marketing, strategy and finances.	McGill University Undergrad; AADP Board Certified Health Coach, Institute for Integrative Nutrition

Indemnification
Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to **New York** law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has:
- 0 employees

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities: N/A

Type of security	Membership Units
Amount outstanding/Face Value	250,000 membership units, no face value
Voting Rights	Yes
Anti-Dilution Rights	No
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Additional Membership Units will need to be issued upon the conversion of the Security
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	100%

Securities issued pursuant to Regulation CF:

Type of security	Republic Crowd SAFE (Simple Agreement for Future Equity)
Amount outstanding/Face Value	
Voting Rights	
Anti-Dilution Rights	

The Company has the following debt outstanding:

Type of debt	Citibank Revolving Line of Credit
Amount outstanding	$5,439.82
Interest Rate and Amortization Schedule	Prime + 2.25%
Description of Collateral	N/A
Other Material Terms	NA
Maturity Date / Minimum Payment	$388.47

Type of debt	Citibank Loan
Amount outstanding	$20,400.14
Interest Rate and Amortization Schedule	7.5%, 60 months
Description of Collateral	N/A
Other Material Terms	N/A
Maturity Date / Minimum Payment	$1133.33

Type of debt	SBA Economic Injury Disaster Loan
Amount outstanding	$449,900
Interest Rate and Amortization Schedule	3.75%
Description of Collateral	N/A
Other Material Terms	NA
Maturity Date / Minimum Payment	June 1, 2050

Ownership
A majority of the Company is owned by Caroll Lee.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Caroll Lee	Membership Interests	89.02%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information.

Operations
Clee Wellness LLC d/b/a Provenance Meals ("the Company") was formed on **05/01/2013** under the laws of the State of **New York,** and is headquartered in **Brooklyn, New York.** The Company is a premium organic prepared meal delivery service bringing healthy ready-to-eat food directly to the doors of our clients 3 times per week. Our menu is designed by wellness experts and health-supportive chefs to nourish our clients all day long. We offer over 25 prepared meal choices each week, with options for plant-lovers and omnivores alike. Everything is 100% gluten-free, dairy-free with no refined sugar.

Cash and Cash Equivalents
The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. Cash consists of funds held in the Company checking account. As of December 31, 2022, cash was $293,816. The business generates enough money to sustain itself. As such, the case is not used to measure runway.

The company has no convertible notes outstanding.

At closing of the offering there will be no stock outstanding.

Liquidity and Capital Resources

In 2017, the Company took on a $32,000 line of credit with an interest rate of Prime + 2.25%. As of February 27, 2022, the interest rate is 10% and the balance on is $5,439.82. Also in 2017, the Company received a traditional loan in the amount of $30,000, with an APR of 7.5% with a 5-year repayment period beginning on January 18, 2018. In 2019, the loan was increased to $68,000. As of February 22, 2022, the interest rate is 6.0% and the balance on the loan is $20,400.14. In 2020, the Company took out a Small Business Administration Economic Injury Disaster Loan in the amount of $500,000.00 with an interest rate of 3.75% which will accrue each annum, with a 30-year repayment period beginning on June 2, 2020. As of April 2, 2023, the payoff balance is $526,063.44. On November 2, 2020 the Company conducted an offering pursuant to Regulation CF and raised $189,923.64. In 2022, the Company took on a $60,000 line of credit. As of April 21, 2023, the balance is $34,533.23.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are contained on the Cover Page.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Purchaser may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons: None.

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF 227.202 in the past.

Bad Actor Disclosure
The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material aspects.

/s/ Caroll Lee
(Signature)
Caroll Lee
(Name)
Manager
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Caroll Lee
(Signature)
Caroll Lee
(Name)
Manager
(Title)
April 20, 2023
(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements

Provenance Meals

Balance Sheet
As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
AMEX Business Checking	100.01
Brex Cash	0.00
Checking	16,267.18
Inter-Company Transactions	-6,828.61
Paleta LA	230,160.00
Total Inter-Company Transactions	**223,331.39**
Total Bank Accounts	**$239,698.58**
Accounts Receivable	
Accounts Receivable	1,161.88
Total Accounts Receivable	**$1,161.88**
Other Current Assets	
Lease Deposit	24,993.00
Uncategorized Asset	0.00
Undeposited Funds	-26,999.93
Total Other Current Assets	**$ -2,006.93**
Total Current Assets	**$238,853.53**
Fixed Assets	
Accumulated Depreciation	-56,997.11
Computer	1,946.55
Leasehold Improvements	
Buildout	27,164.03
Large Equipment Purchases	7,500.00
Hood	22,404.76
Ovens	5,965.26
Range	2,302.58
Walk-in Refrigerator	4,603.42
Total Large Equipment Purchases	**42,776.02**
Total Leasehold Improvements	**69,940.05**
Vehicles	686.23
Total Fixed Assets	**$15,575.72**
TOTAL ASSETS	**$254,429.25**

Accrual Basis Thursday, April 20, 2023 03:11 PM GMT-07:00

Provenance Meals

Balance Sheet

As of December 31, 2022

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	62,324.44
Total Accounts Payable	**$62,324.44**
Credit Cards	
AMEX Blue Cash Everyday	7,725.00
AMEX Business Blue Plus	3,929.90
AMEX Business Platinum	862.63
Barclay AA Aviator	-20.00
Capital One Spark	0.00
CFU 3872	27,094.51
Chase Amazon Prime Card	-5,766.41
CIBP 5913	0.00
CIBP 9943 (Sam)	840.00
CIBU 7131	-2,129.73
Hyatt CC	2,525.69
Ink Cash 3617	0.00
Mileage Plus Explorer	0.00
Rumel CIBU 2123	5,694.00
Sam Amex BBP	-75.21
SW Business Credit Card	0.00
SW Rapid Rewards Personal	0.00
SW RR Performance Biz (5447)	1,545.85
Total Credit Cards	**$42,226.23**
Other Current Liabilities	
Business Line of Credit 4847	6,249.66
Direct Deposit Payable	0.00
Employee Benefits Liabilities	2,522.99
Kabbage Business LOC	53,488.87
NYC Payable	0.00
NYS Dept of Taxation and Finance Payable	0.00
PPP Loan Payable	-22,453.12
PPP Loan Payable -LA	10,754.51
Sales Tax Payable	0.00
Total Other Current Liabilities	**$50,562.91**
Total Current Liabilities	**$155,113.58**

Accrual Basis Thursday, April 20, 2023 03:11 PM GMT-07:00

	TOTAL
Long-Term Liabilities	
American Express Business Loan	0.00
Business Installment Loan 4863	0.00
Business Installment Loan 8457	22,686.80
EIDL Loan	499,900.00
Member Loan	0.00
Vehicle Loan	-1,025.40
Total Long-Term Liabilities	**$521,561.40**
Total Liabilities	**$676,674.98**
Equity	
Opening Balance Equity	-69,386.65
Owner's Equity	0.00
Estimated Income Tax Payments	-29,491.00
Owner's Pay & Personal Expenses	-97,606.08
Total Owner's Equity	**-127,097.08**
Republic Investors Equity	170,503.59
Retained Earnings	-305,280.10
Net Income	-90,985.49
Total Equity	**$ -422,245.73**
TOTAL LIABILITIES AND EQUITY	**$254,429.25**

Provenance Meals

Profit and Loss
January - December 2022

	TOTAL
Income	
B2B	27,209.16
Sales	25,492.13
Sales of Product Income	557.22
Wholesale	892.00
Total Sales of Product Income	**1,449.22**
Stripe Refunds	-17,146.29
Stripe Sales	1,387,435.25
Total Income	**$1,424,439.47**
Cost of Goods Sold	
Food Costs - COGS	338,854.72
Freight & Delivery - COGS	78,091.57
Shipping - COGS	23,840.74
Total Freight & Delivery - COGS	**101,932.31**
Packaging - COGS	104,560.89
Purchases - COGS	19,557.92
Total Cost of Goods Sold	**$564,905.84**
GROSS PROFIT	**$859,533.63**
Expenses	
Advertising & Marketing	
Advertising	49,087.15
Affiliates	4,000.00
Copywriting	490.00
Design & Branding	2,012.66
Other Marketing Expense including printing	3,137.89
PR	39,044.10
Promotional	2,297.73
Website and online apps	4,711.92
Total Advertising & Marketing	**104,781.45**
Facilities	-1,483.81
Disposal Fees	7,082.20
Property Taxes	9,356.96
Rent or Lease	140,832.80
Repair & Maintenance	7,351.26
Utilities	44,845.35
Total Facilities	**207,984.76**
General & Administrative Expenses	
Auto & Transport	104.26
Mileage Reimbursement	1,045.62
Total Auto & Transport	**1,149.88**

Provenance Meals

Profit and Loss
January - December 2022

	TOTAL
Bank Charges	434.19
Dues & Subscriptions	177.00
Educational	1,054.30
Insurance	988.50
Insurance - Liability	7,117.79
Legal & Professional Fees	20,415.00
Meals and Entertainment	1,776.14
Office Expenses	8,210.38
Office Supplies	652.74
Parking	39.50
Taxes & Licenses	630.60
Travel	806.00
Travel Meals	36.26
Total General & Administrative Expenses	**43,488.28**
Kitchen Operations	1,836.00
Kitchen Supplies	9,809.26
Uniform	5,432.36
Total Kitchen Operations	**17,077.62**
Labor Expenses	69,606.66
HR Benefits	36,007.03
Insurance - Disability	1,303.63
Labor - Culinary Operations	344,281.41
Labor - Management	204,618.39
Labor - Marketing	46,901.14
Labor - Technology	10,000.00
Taxes	50,540.10
Workers Comp	24,496.53
Total Labor Expenses	**787,754.89**
Moving	776.74
Sales Related Expense	
Merchant Fees	1,286.62
QuickBooks Payments Fees	63.24
Stripe Fees	42,175.68
Total Sales Related Expense	**43,525.54**
Stripe Uncat. Expenses	383.31
Total Expenses	**$1,205,772.59**
NET OPERATING INCOME	**$ -346,238.96**
Other Income	
Interest Earned	366.97

Provenance Meals

Profit and Loss
January - December 2022

	TOTAL
Other Ordinary Income	260,364.46
Total Other Income	**$260,731.43**
Other Expenses	
Business Interest Expense	5,355.94
Vehicle Loan Interest	122.02
Total Other Expenses	**$5,477.96**
NET OTHER INCOME	**$255,253.47**
NET INCOME	**$ -90,985.49**

Provenance Meals

Statement of Cash Flows
January - December 2022

	TOTAL
OPERATING ACTIVITIES	
Net Income	-90,985.49
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable	232.12
Lease Deposit	1,500.00
Accounts Payable	52,186.17
AMEX Blue Cash Everyday	7,725.00
AMEX Business Blue Plus	-8,635.76
AMEX Business Platinum	-11,719.69
Barclay AA Aviator	-20.00
Capital One Spark	0.00
CFU 3872	-4,363.60
CIBP 9943 (Sam)	-1,485.36
CIBU 7131	-3,680.76
Hyatt CC	2,525.69
Ink Cash 3617	0.00
Rumel CIBU 2123	5,694.00
Sam Amex BBP	-1,014.73
SW RR Performance Biz (5447)	1,545.85
Business Line of Credit 4847	-4,630.14
Kabbage Business LOC	53,488.87
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**89,347.66**
Net cash provided by operating activities	**$ -1,637.83**
INVESTING ACTIVITIES	
Computer	-849.99
Vehicles	-686.23
Net cash provided by investing activities	**$ -1,536.22**
FINANCING ACTIVITIES	
Business Installment Loan 8457	-13,599.96
Vehicle Loan	-1,025.40
Opening Balance Equity	-69,113.84
Owner's Equity:Owner's Pay & Personal Expenses	-3,423.87
Net cash provided by financing activities	**$ -87,163.07**
NET CASH INCREASE FOR PERIOD	**$ -90,337.12**
Cash at beginning of period	303,035.77
CASH AT END OF PERIOD	**$212,698.65**

Thursday, April 20, 2023 03:13 PM GMT-07:00